May 7, 2013

VIA EDGAR FILING AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Jessica Livingston

Re:	First NBC Bank Holding Company Registration Statement on Form S-1, as amended (File No. 333-187787)

Acceleration Request

Requested Date: May 9, 2013

Requested Time: 3:00 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we, the undersigned representatives of the several underwriters (the “Representatives”), hereby join in the request of First NBC Bank Holding Company that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that the Registration Statement will be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable. The undersigned, as the Representatives of the several underwriters, confirm that they are aware of their obligations under the Securities Act.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that we have distributed approximately 3,682 copies of the preliminary prospectus dated April 29, 2013 through the date hereof, to prospective underwriters, dealers, institutional investors and others.

The undersigned, as Representatives of the several underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Very truly yours,

KEEFE, BRUYETTE & WOODS, INC.
SANDLER O’NEILL & PARTNERS, L.P.

As Representatives of the Several Underwriters

By: Keefe, Bruyette & Woods, Inc.

By:	/s/ Lisa Schultz
Name: Lisa Schultz
Title: Managing Director

By: Sandler O’Neill & Partners, L.P.

By:	/s/ Robert A Kleinert
Name: Robert A Kleinert
Title: Managing Principal

[Signature Page to Acceleration Request]